Exhibit 8.1

Company Subsidiaries

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year ended June 30, 2013, which included the following:

		Equity holding
Name of entity	Country of incorporation	2013+ %	2012+ %

Novogen Laboratories Pty Ltd	Australia	100.00	100.00
Novogen Research Pty Ltd	Australia	100.00	100.00
Novogen North America Inc.	United States of America	100.00	—
Triaxial Pharmaceuticals Pty Ltd	Australia	100.00	—
Novogen Inc.	United States of America	100.00	100.00
Glycotex, Inc.	United States of America	—	99.70
MEI Pharma, Inc.*	United States of America	—	63.50

*	Formerly known as Marshall Edwards Inc.
+	Ownership % at June 30, 2013 and 2012 respectively